

**Bangkok Bank**
**ธนาคารกรุงเทพ**



06012816


RECEIVED
APR 2 5 2006
152

SUPPL

April 20, 2006

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 1st quarter 2006 unaudited financial statements that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

With best regards,

PROCESSED

Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President



ธนาคารกรุงเทพ
**Bangkok Bank**

Ref: FSSR 46/2549
20 April, 2006

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the quarter ended March 31,2006

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-1 for the quarter ended March 31,2006, one copy each in Thai and in English as follows:

| | |
|---|---|
| Document No. 1 | Summary Statement of Assets and Liabilities as at March 31,2006 |
| Document No. 2 | Balance Sheet as at March 31,2006, compared with Balance Sheet as at December 31, 2005 and March 31,2005 |
| Document No. 3 | Statement of Income for the quarters ended March 31,2006, December 31, 2005 and March 31,2005 |
| Document No. 4 | Summary of Financial Results for the quarter ended March 31,2006 |

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

ธนาคารกรุงเทพ
**Bangkok Bank**

Document no. 1

# Summary Statement of Assets and Liabilities * C.B. 1.1
## As of 31 March, 2006

| ASSETS | Baht |
|---|---|
| Cash | 31,827,410,678.63 |
| Interbank and money market items | 146,960,515,178.30 |
| Securities purchased under resale agreements | 11,500,000,000.00 |
| Investment in securities, net (with obligations Baht 185,913,683,000.00) | 300,808,341,296.51 |
| Credit advances (net of allowance for doubtful accounts) | 853,822,953,578.22 |
| Accrued interest receivables | 2,203,723,534.72 |
| Properties foreclosed, net | 38,351,449,731.83 |
| Customers' liabilities under acceptances | 610,728,503.93 |
| Premises and equipment, net | 32,257,360,669.20 |
| Other assets | 11,759,463,816.31 |
| Total Assets | 1,430,101,946,987.65 |
| Customers' liabilities under unmatured bills | 10,238,587,990.10 |
| Total | 1,440,340,534,977.75 |
| **LIABILITIES** | |
| Deposits | 1,153,133,898,079.71 |
| Interbank and money market items | 45,826,027,567.44 |
| Liabilities payable on demand | 6,330,649,711.94 |
| Securities sold under repurchase agreements | 31,460,000,000.00 |
| Borrowings | 20,722,398,624.09 |
| Bank's liabilities under acceptance | 610,728,503.93 |
| Other liabilities | 30,299,325,046.36 |
| Total Liabilities | 1,288,383,027,533.47 |
| **SHAREHOLDERS' EQUITY** | |
| Paid-up share capital | |
| (registered share capital Baht 40,000,000,000.00) | 19,088,428,940.00 |
| Reserves and net profit after appropriation | 81,882,200,720.38 |
| Other reserves and profit and loss account | 40,748,289,793.80 |
| Total Shareholders' Equity | 141,718,919,454.18 |
| Total Liabilities and Shareholders' Equity | 1,430,101,946,987.65 |
| Bank's liabilities under unmatured bills | 10,238,587,990.10 |
| Total | 1,440,340,534,977.75 |

| | |
|---|---|
| Non-Performing Loans for the quarter ended March 31, 2006 (10.92% of total loans before allowance for doubtful accounts) | 102,492,639,562.61 |
| Required provisioning for loan loss for the quarter ended March 31, 2006 | 47,993,116,582.37 |
| Actual allowance for doubtful accounts | 78,887,842,487.45 |
| Loans to related parties | 30,432,888,012.52 |
| Loans to related asset management companies | 7,362,960,000.00 |
| Loans to related parties due to debt restructuring | 12,542,049,357.58 |
| Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand | - |
| Legal capital fund | 131,232,270,543.44 |
| Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section | - |
| International Banking Facility's assets and liabilities | |
| Total assets | 6,694,622,806.03 |
| Total liabilities | 6,960,185.09 |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 10,562,296,211.61 |
| Letters of credit | 30,028,362,607.27 |

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

Unit : Baht

| | "Unaudited" As at March 31, 2006 | "Audited" As at December 31, 2005 | Mar 06 - Dec 05 Increase (Decrease) % | "Reviewed" As at March 31, 2005 | Mar 06-Mar 05 Increase (Decrease) % |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash | 31,827,410,679 | 34,152,169,579 | (6.8) | 28,383,160,325 | 12.1 |
| Interbank and money market items | 146,960,515,178 | 126,653,269,295 | 16.0 | 135,721,253,056 | 8.3 |
| Securities purchased under resale agreements | 11,500,000,000 | 5,100,000,000 | 125.5 | 64,200,000,000 | (82.1) |
| Investment in securities, net | 300,808,341,297 | 310,103,041,028 | (3.0) | 306,615,930,842 | (1.9) |
| Loans | 932,677,881,657 | 912,003,361,851 | 2.3 | 923,508,124,305 | 1.0 |
| Accrued interest receivables | 2,203,723,535 | 2,087,658,073 | 5.6 | 1,831,543,460 | 20.3 |
| Less Allowance for doubtful accounts and for debt restructuring | (78,854,928,079) | (79,582,649,597) | (0.9) | (108,932,178,770) | (27.6) |
| Properties foreclosed, net | 38,351,449,732 | 39,634,863,125 | (3.2) | 34,479,518,049 | 11.2 |
| Customers' liabilities under acceptances | 610,728,504 | 621,361,556 | (1.7) | 1,046,769,838 | (41.7) |
| Premises and equipment, net | 32,257,360,669 | 32,893,950,645 | (1.9) | 29,086,229,762 | 10.9 |
| Other assets | 11,759,463,816 | 9,354,114,084 | 25.7 | 9,562,020,796 | 23.0 |
| Total Assets | 1,430,101,946,988 | 1,393,021,139,639 | 2.7 | 1,425,502,371,663 | 0.3 |
| **Liabilities** | | | | | |
| Deposits | 1,153,133,898,080 | 1,156,530,239,957 | (0.3) | 1,194,218,070,577 | (3.4) |
| Interbank and money market items | 45,826,027,567 | 44,172,586,029 | 3.7 | 39,268,960,967 | 16.7 |
| Liabilities payable on demand | 6,330,649,712 | 4,773,249,876 | 32.6 | 5,388,393,278 | 17.5 |
| Securities sold under repurchase agreements | 31,460,000,000 | - | 100.0 | - | 100.0 |
| Borrowings | 20,722,398,624 | 21,788,100,112 | (4.9) | 38,814,719,680 | (46.6) |
| Bank's liabilities under acceptances | 610,728,504 | 621,361,556 | (1.7) | 1,046,769,838 | (41.7) |
| Other liabilities | 30,299,325,047 | 25,903,640,748 | 17.0 | 24,042,262,079 | 26.0 |
| Total liabilities | 1,288,383,027,534 | 1,253,789,178,278 | 2.8 | 1,302,779,176,419 | (1.1) |
| **Shareholders' Equity** | | | | | |
| Paid-up share capital | 19,088,428,940 | 19,088,428,940 | - | 19,088,428,940 | - |
| Reserves and net profit after appropriation | 81,882,200,720 | 81,882,200,720 | - | 63,842,577,523 | 28.3 |
| Other reserves and profit and loss account | 40,748,289,794 | 38,261,331,701 | 6.5 | 39,792,188,781 | 2.4 |
| Total Shareholders' Equity | 141,718,919,454 | 139,231,961,361 | 1.8 | 122,723,195,244 | 15.5 |
| Total Liabilities and Shareholders' Equity | 1,430,101,946,988 | 1,393,021,139,639 | 2.7 | 1,425,502,371,663 | 0.3 |

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

# BANGKOK BANK PUBLIC COMPANY LIMITED
## STATEMENTS OF INCOME
## FOR THE QUARTERS ENDED
## (UNAUDITED)

Baht : '000

| | | March 31, 2006 | December 31, 2005 | Increase (Decrease) % | March 31, 2005 | Increase (Decrease) % |
|---|---|---|---|---|---|---|
| Interest and dividend income | | | | | | |
| Interest on loans | | 12,392,221 | 11,775,273 | 5.2 | 9,662,069 | 28.3 |
| Interest on interbank and money market items | | 1,225,379 | 1,100,836 | 11.3 | 1,009,461 | 21.4 |
| Investments | | 3,053,049 | 2,924,898 | 4.4 | 2,492,954 | 22.5 |
| Total interest and dividend income | | 16,670,649 | 15,801,007 | 5.5 | 13,164,484 | 26.6 |
| Interest expenses | | | | | | |
| Interest on deposits | | 4,279,066 | 3,374,191 | 26.8 | 2,565,133 | 66.8 |
| Interest on interbank and money market items | | 409,339 | 281,511 | 45.4 | 96,485 | 324.3 |
| Interest on borrowings | | 781,850 | 810,777 | (3.6) | 912,827 | (14.3) |
| Total interest expenses | | 5,470,255 | 4,466,479 | 22.5 | 3,574,445 | 53.0 |
| Net interest and dividend income | | 11,200,394 | 11,334,528 | (1.2) | 9,590,039 | 16.8 |
| Bad debt and doubtful accounts and loss on debt restructuring | | 1,345,176 | 1,203,873 | 11.7 | 989,482 | 35.9 |
| Non-interest income | | | | | | |
| Gain (loss) on investments, net | | 933,238 | (1,885) | 49,608.6 | (152,621) | 711.5 |
| Fees and service income | | 3,638,913 | 3,548,876 | 2.5 | 3,280,122 | 10.9 |
| Gain on exchange, net | | 762,777 | 832,592 | (8.4) | 655,944 | 16.3 |
| Other income | | 1,097,222 | 264,274 | 315.2 | 528,268 | 107.7 |
| Total non-interest income | | 6,432,150 | 4,643,857 | 38.5 | 4,311,713 | 49.2 |
| Non-interest expenses | | | | | | |
| Personnel expenses | | 2,502,278 | 2,326,189 | 7.6 | 2,333,753 | 7.2 |
| Premises and equipment expenses | | 1,399,791 | 1,492,805 | (6.2) | 1,208,719 | 15.8 |
| Taxes and duties | | 760,901 | 615,146 | 23.7 | 662,099 | 14.9 |
| Fees and service expenses | | 773,006 | 853,875 | (9.5) | 526,262 | 46.9 |
| Contributions to the Financial Institutions Development Fund | | 1,088,332 | 1,113,126 | (2.2) | 1,118,603 | (2.7) |
| Other expenses | | 1,799,095 | 2,537,056 | (29.1) | 1,059,838 | 69.8 |
| Total non-interest expenses | | 8,323,403 | 8,938,197 | (6.9) | 6,909,274 | 20.5 |
| Income before income tax | | 7,963,965 | 5,836,315 | 36.5 | 6,002,996 | 32.7 |
| Income tax expenses | | 2,780,319 | 1,923,260 | 44.6 | - | 100.0 |
| **Net income** | | 5,183,646 | 3,913,055 | 32.5 | 6,002,996 | (13.6) |
| **Earnings per share** | Baht | 2.72 | 2.05 | 32.7 | 3.15 | (13.7) |
| **Weighted average number of ordinary shares** | Thousand shares | 1,908,843 | 1,908,834 | 0.0 | 1,908,711 | 0.0 |

ธนาคารกรุงเทพ
**Bangkok Bank**

Document No. 4

## Summary of financial results
## For the period ended March 31, 2006

Summary of significant items in the first quarter of 2006 — Million Baht

| Item | Q1, 2006 | Q4, 2005 | Q1, 2005 | Q1, 2006 in comparison to | |
|---|---|---|---|---|---|
| | | | | Q4, 2005 | Q1, 2005 |
| Net profit before tax | 7,964 | 5,836 | 6,003 | 2,128 | 1,961 |
| Net profit | 5,184 | 3,913 | 6,003 | 1,271 | (819) |
| Earnings per share | 2.72 | 2.05 | 3.15 | 0.67 | (0.43) |
| NII | 11,200 | 11,334 | 9,590 | (134) | 1,610 |
| NIM | 3.26 | 3.30 | 2.71 | (0.04) | 0.55 |
| Loans | 932,678 | 912,003 | 923,508 | 20,675 | 9,170 |
| Deposits | 1,153,134 | 1,156,530 | 1,194,218 | (3,396) | (41,084) |
| NPL | 102,493 | 100,573 | 159,104 | 1,920 | (56,611) |
| ROA | 1.47 | 1.12 | 1.70 | 0.35 | (0.23) |
| ROE | 14.76 | 11.42 | 20.20 | 3.34 | (5.44) |

In the first quarter of 2006, Bangkok Bank reported a net profit before tax of Baht 8.0 billion, an increase of Baht 2.1 billion or 36.5 percent compared with the fourth quarter of 2005. Corporate income tax liabilities in the quarter amounted to Baht 2.8 billion, an increase of Baht 857 million or 44.6 percent, resulting in a net profit of Baht 5.2 billion, an increase of Baht 1.3 billion, or 32.5 percent from the fourth quarter of 2005. The increase in net profit is attributable to growth in non-interest income of Baht 1.8 billion and a decline in non-interest expenses of Baht 615 million, offset with a slight decline in net interest and dividend income of Baht 134 million. The net interest margin for the first quarter of 2006 remained strong at 3.26 percent, easing down from 3.30 percent in the previous quarter. The average return on assets for the quarter increased to 1.47 percent from 1.12 percent in the fourth quarter of 2005 and the average return on equity increased to 14.76 percent from 11.42 percent.

When compared to the first quarter of 2005, the Bank's profit before tax in the first quarter of 2006 increased by Baht 2.0 billion or 32.7 percent, while net profit decreased by Baht 819 million or 13.6 percent. This is the result of additional expenses in this quarter of Baht 2.8 billion for corporate income tax expenses. As a result, the average return on assets declined from the previous year to 1.47 percent. However, the net interest margin increased from 2.71 percent in the first quarter of 2005 to 3.26 percent.

Earnings per share increased from Baht 2.05 in the fourth quarter of 2005 to Baht 2.72, but decreased from Baht 3.15 in the first quarter of 2005.

The Bank's total loans at the end of March 2006 amounted to Baht 932.7 billion, an increase of Baht 20.7 billion or 2.3 percent from the end of 2005, and an increase of Baht 9.2 billion or 1.0 percent from the first quarter of 2005. Total deposits amounted to Baht 1,153.1 billion, a decrease of Baht 3.4 billion, or 0.3 percent quarter on quarter and a decrease of Baht 41.1 billion or 3.4 percent year-on-year.

Non-performing loans, as of March 31, 2006, totaled Baht 102.5 billion, an increase of Baht 1.9 billion or 1.9 percent from December 31, 2005.

Important items on the balance sheet

**Total assets**

Total assets, as of March 31, 2006, amounted to Baht 1,430.1 billion, an increase of Baht 37.1 billion, or 2.7 percent, compared with December 31, 2005. Interbank and money market items, loans and securities purchased under resale agreements all increased, while net investments in securities declined.

In Million Baht

| | March 2006 | December 2005 | Difference |
|---|---|---|---|
| Total assets | 1,430,102 | 1,393,021 | 37,081 |
| Interbank and money market items | 146,961 | 126,653 | 20,308 |
| Securities purchased under resale agreements | 11,500 | 5,100 | 6,400 |
| Net investments in securities | 300,808 | 310,103 | (9,295) |
| Loans | 932,678 | 912,003 | 20,675 |
| Net foreclosed properties | 38,351 | 39,635 | (1,284) |

**Interbank and money market items and Securities purchased under resale agreements**

As of March 31, 2006, interbank and money market items amounted to Baht 147.0 billion, an increase of Baht 20.3 billion, or 16.0 percent, from December 31, 2005, reflecting increased deposits with other financial institutions.

Securities purchased under resale agreements as of March 31, 2006, amounted to Baht 11.5 billion, an increase of Baht 6.4 billion or 125.5 percent, from December 31, 2005 as a result of liquidity management transactions.

**Net investments in securities**

in Million Baht

| | March 2006 | December 2005 | Difference |
|---|---|---|---|
| Debt instruments | 263,627 | 270,855 | (7,228) |
| Equity instruments | 37,181 | 39,248 | (2,067) |

Net investments, as of March 31, 2006, amounted to Baht 300.8 billion, a decrease of Baht 9.3 billion, or 3.0 percent, from December 31, 2005. Investments in debt instruments declined by Baht 7.2 billion to Baht 263.6 billion, and investments in equity securities declined by Baht 2.1 billion to Baht 37.2 billion, as a result of the sale of some government and state enterprise instruments and the sale of certain equity securities. Net gain on mark-to-market revaluation at the end of March 2006 amounted to Baht 7.7 billion, a decline of 1.8 billion from the end of 2005.

**Loans** in Million Baht

| | March 2006 | December 2005 | Difference |
|---|---|---|---|
| Loans | 932,678 | 912,003 | 20,675 |
| Accrued interest receivables | 2,204 | 2,088 | 116 |
| Loans and accrued interest receivables | **934,882** | **914,091** | **20,791** |
| Allowance for doubtful accounts | (78,855) | (79,583) | 728 |
| Net loans and accrued interest receivables | **856,027** | **834,508** | **21,519** |

Loans, as of March 31, 2006, amounted to Baht 932.7 billion, an increase of Baht 20.7 billion, or 2.3 percent, from December 31, 2005, with increases in outstanding for loans_and bills

Classified loans and allowance for doubtful accounts

As of March 31, 2006, the Bank had loans and accrued interest receivables, classified in accordance with the regulations announced by the Bank of Thailand dated August 23, 2004 as 'substandard' to 'doubtful of loss' totaling Baht 102.5 billion compared to Baht 100.6 billion as at December 31, 2005, being an increases of Baht 1.9 billion or 1.9 percent.

Classified loans and allowance for doubtful accounts in Million Baht

| | Loans & Accrued Interest Receivable* | Loans & Accrued Interest Receivable Net of Collateral Permitted by BOT ** | Percent Reserves Required by BOT | Amount of Reserves Required by BOT*** |
|---|---|---|---|---|
| Normal | 795,468 | 352,399 | 1 | 3,524 |
| Special Mentioned | 36,897 | 14,452 | 2 | 289 |
| Substandard | 19,129 | 9,150 | 20 | 1,830 |
| Doubtful | 22,594 | 8,678 | 50 | 4,339 |
| Doubtful of Loss | 60,795 | 28,451 | 100+ | 29,212 |
| **Total** | **934,883** | **413,130** | | **39,194** |

| **Allowance for doubtful accounts as required by the BOT** | In Million Baht |
|---|---|
| Allowance for doubtful accounts from classified loans | 39,194 |
| Revaluation allowance for debt restructuring | 8,766 |
| **Total** | 47,960 |

| **Allowance for loan loss reserves** | In Million Baht |
|---|---|
| Total allowance for doubtful accounts as required by the BOT | 47,960 |
| Allowance established in excess of BOT's regulations | 30,895 |
| **Total** | 78,855 |
| Allowance for doubtful accounts as a percentage of BOT's minimum requirement | 164.4 |

* Excluding interbank and money market items amounting to Baht 5.5 billion
** Excluding interbank and money market items amounting to Baht 3.2 billion
*** Excluding allowance for doubtful accounts on interbank and money market items, amounting to Baht 33 million.

Allowance for doubtful accounts, as of March 31, 2006 amounted to Baht 78.9 billion, a decrease of Baht 728 million compared with December 31, 2005. During the first quarter of 2006, the Bank restructured loans totaling Baht 18.6 billion.

As of March 31, 2006, non-performing loans (excluding accrued interest receivable but including interbank and money market items), defined in accordance with the Bank of Thailand's regulations, totaled Baht 102.5 billion, representing 10.9 percent of total outstanding loans. When compared to December 31, 2005, total non-performing loans increased by Baht 1.9 billion or 1.9 percent.

| | In Million Baht |
|---|---|
| Non– performing loans (NPL) | 102,493 |
| Total loans used for NPL ratio calculation | 938,176 |
| NPL as percentage of total loans | 10.9 |

Net foreclosed properties

Net foreclosed properties, as of March 31, 2006, amounted to Baht 38.4 billion, a decrease of Baht 1.3 billion, or 3.2 percent, from December 31, 2005. This is due to both the sale and impairment of the foreclosed properties.

Total liabilities

in Million Baht

| | March 2006 | December 2005 | Difference |
|---|---|---|---|
| Deposits | 1,153,134 | 1,156,530 | (3,396) |
| Interbank and money market items* | 45,826 | 44,173 | 1,653 |
| Securities sold under repurchase agreements | 31,460 | - | 31,460 |
| Borrowings | 20,722 | 21,788 | (1,066) |
| Other liabilities | 30,299 | 25,904 | 4,395 |
| **Total liabilities** | 1,288,383 | 1,253,789 | 34,594 |

Liabilities, as of March 31, 2006, totaled Baht 1,288.4 billion, up by Baht 34.6 billion, or 2.8 percent, from December 31, 2005, with deposits and borrowings declining, while securities sold under repurchase agreements and interbank and money market liabilities increased.

**Deposits**

Total deposits, as of March 31, 2006, amounted to Baht 1,153.1 billion, a decline of Baht 3.4 billion or 0.3 percent from December 31, 2005, with fixed deposits increasing by Baht 23.7 billion and saving deposits declining by Baht 26.1 billion.

**Interbank and money market liabilities and Securities sold under repurchase agreements**

Interbank and money market liabilities, as of March 31, 2006, totaled Baht 45.8 billion, increasing slightly from December 31, 2005 by Baht 1.7 billion or 3.7 percent. However, securities sold under repurchase agreements increased significantly by Baht 31.5 billion, resulting from liquidity management transactions.

**Borrowings**

Borrowings, as of March 31, 2006, totalled Baht 20.7 billion, a decrease of Baht 1.1 billion or 4.9 percent from December 31, 2005.

**Shareholders' equity**

Shareholders' equity, as of March 31, 2006, stood at Baht 141.7 billion, an increase of Baht 2.5 billion or 1.8 percent from December 31, 2005, primarily due to the profits from the first quarter of 2006 and offset by a decline in the mark-to-market revaluation of securities.

**Capital fund and capital adequacy ratio**

in Million Baht

| | March 2006 | December 2005 | Difference |
|---|---|---|---|
| Tier 1 capital | 99,530 | 99,416 | 114 |
| Tier 2 capital | 31,702 | 32,412 | (710) |
| Total reserves | **131,232** | **131,828** | **(596)** |

As of March 31, 2006, the Bank's legal capital fund totaled Baht 131.2 billion, and Tier 1 capital amounted to Baht 99.5 billion. The capital adequacy ratio and Tier 1 capital ratio according to the Bank of Thailand's guidelines were approximately 13.5 percent and 10.3 percent, respectively. With the inclusion of the net profit for the second half of 2005 and for the first quarter of 2006, and deducting the dividend payable as approved by the shareholder's meeting on April 12, 2006, The Bank's capital adequacy ratio and Tier 1 capital ratio would be approximately 14.8 percent and 11.5 percent, respectively.

## Significant items in the statement of income for the first quarter of 2006

### Net profit

The Bank' net profit for the first quarter of 2006 amounted to Baht 5.2 billion, an increase of Baht 1.3 billion, or 32.5 percent from the fourth quarter of 2005 but declining by Baht 819 million or 13.6 percent from that in the same period last year. Significant items were as follows:

Net interest and dividend income — in Million Baht

| | Q1 2006 | Q4 2005 | Q1 2005 | Q1 2006 in comparison to | |
|---|---|---|---|---|---|
| | | | | Q4 2005 | Q1 2005 |
| Interest and dividend income | 16,670 | 15,801 | 13,164 | 869 | 3,506 |
| - Loans | 12,392 | 11,775 | 9,662 | 617 | 2,730 |
| - Interbank and money market items | 1,225 | 1,101 | 1,009 | 124 | 216 |
| - Investments | 3,053 | 2,925 | 2,493 | 128 | 560 |
| Interest expenses | 5,470 | 4,467 | 3,574 | 1,003 | 1,896 |
| **Net interest and dividend income** | **11,200** | **11,334** | 9,590 | **(134)** | **1,610** |
| Net interest margins | 3.26 | 3.30 | 2.71 | (0.04) | 0.55 |

**Interest and dividend income**

In the first quarter of 2006, net interest and dividend income amounted to Baht 11.2 billion, a decrease of Baht 134 million or 1.2 percent from the fourth quarter of 2005. Interest and dividend income increased by Baht 869 million or 5.5 percent to Baht 16.7 billion with interest income from loans increasing of Baht 617 million, interest income from interbank and money market items increasing by Baht 124 million and income from investments increasing by Baht 128 million. The increase in interest and dividend, income is primarily attributable to the increase in the overall levels of interest rates.

When compared to the first quarter of 2005, the Bank's net interest and dividend income rose by Baht 1.6 billion with interest and dividend income rising by Baht 3.5 billion, or 26.6 percent, again primarily dut to the increase in the overall levels of interest rates, leading to increases in interest income from loans, from interbank and money market items, and from investments.

**Interest expenses**

As a result of periodic announcement of increases in interest rates, interest expenses have gradually increased as deposits matured. Therefore, the interest expenses in the first quarter of 2006 rose by Baht 1.0 billion, or 22.5 percent quarter-on-quarter to Baht 5.5 billion, and by Baht 1.9 billion or 53.0 percent year-on-year.

With interest and dividend income rising at a slower rate than interest expenses, the net interest margin in the first quarter of 2006 declined from 3.30 percent in the fourth quarter of 2005 but remained strong at 3.26 percent, and well above the level of 2.71 percent in the first quarter of 2005.

**Allowance for bad debt and doubtful accounts**

In the first quarter of 2006, the Bank set aside allowance for doubtful accounts from classified loans amounting to Baht 840 billion and the allowance for revaluation from debt restructuring amounting to Baht 505 billion, for the total allowance for bad debt expense of Baht 1.3 billion, and increase of Baht 141 million quarter-on-quarter and an increase of Baht 356 million year-on-year.

**Non-interest income** in Million Baht

| | Q1 2006 | Q4 2005 | Q1 2005 | Q1 2006 in comparison to | |
|---|---|---|---|---|---|
| | | | | Q4 2005 | Q1 2005 |
| Fee and service income | 3,639 | 3,549 | 3,280 | 90 | 359 |
| Net profit from investments | 933 | (2) | (152) | 935 | 1,085 |
| Shared profit from subsidiaries | 552 | (36) | 187 | 588 | 365 |
| Net profit from foreign exchange | 763 | 833 | 656 | (70) | 107 |
| Other revenues | 545 | 300 | 341 | 245 | 204 |
| **Total non-interest income** | 6,432 | 4,644 | 4,312 | 1,788 | 2,120 |

Non-interest income in the first quarter of 2006 totaled Baht 6.4 billion, an increase of Baht 1.8 billion, or 38.5 percent, from the fourth quarter of 2005 with the significant items as follows:

In the first quarter of 2006, net gain on investments totaled Baht 933 million, with gain on the sale of investments amounting to Baht 1.3 billion and offset by impairment expenses of Baht 320 million. When compared with the net loss from investments of Baht 2 million in the fourth quarter of 2005, the profit from investments for the first quarter of 2006 rose by Baht 935 million.

Fee and service income in the first quarter of 2006 amounted to Baht 3.6 billion, an increase of Baht 90 million or 2.5 percent compared with that in the fourth quarter of 2005, mainly from electronic banking services and credit related services

The share of equity in subsidiaries and affiliated companies in the first quarter of 2006 amounted to Baht 552 million, an increase of Baht 588 million from the fourth quarter of the 2005, and other income amounted to Baht 545 million, an increase of Baht 245 million, largely due to an increase in profit from the sale of foreclosed assets. However, profits from foreign exchange amounted to Baht 763 million, a decrease of Baht 70 million or 8.4 percent.

When compared with the first quarter of 2005, the Bank's non-interest income in the first quarter of 2006 rose by Baht 2.1 billion, or 49.2 percent, with the significant items as follows:

In the first quarter of 2006, the net profit from investments increased by Baht 1.1 billion, largely due to increased profits from sale of equity instruments.

Fee and service income rose by Baht 359 million, or 10.9 percent, mainly from credit card services, aval and guarantees and electronic banking services

Profits from foreign exchange in the first quarter of 2006 rose by Baht 107 million, or 16.3 percent. The share of equity in subsidiaries and affiliated companies totaled increased by Baht 365 million while other revenues rose by Baht 204 million, largely from an increase in the profit from the sale of foreclosed assets.

**Non-interest expenses** in Million Baht

| | Q1 2006 | Q4 2005 | Q1 2005 | Q1 2006 in comparison to | |
|---|---|---|---|---|---|
| | | | | Q4 2005 | Q1 2005 |
| Personnel expenses | 2,502 | 2,326 | 2,334 | 176 | 168 |
| Premises and equipment expenses | 1,400 | 1,493 | 1,209 | (93) | 191 |
| Taxes and duties | 761 | 615 | 662 | 146 | 99 |
| Fee and service expenses | 773 | 854 | 526 | (81) | 247 |
| Contribution to the Financial Institutions Development Fund | 1,088 | 1,113 | 1,118 | (25) | (30) |
| Other expenses | 1,799 | 2,537 | 1,060 | (738) | 739 |
| **Total non-interest expenses** | **8,323** | **8,938** | **6,909** | **(615)** | **1,414** |

The Bank's non-interest expenses in the first quarter of 2006 totaled Baht 8.3 billion, a decrease of Baht 615 million, or 6.9 percent, compared with the fourth quarter of 2005, with most major expense categories declining, except for personnel expenses and taxes and duties expenses.

Personnel expenses increased by Baht 176 million to Baht 2.5 billion, primarily due to annual pay rises, while taxes and duties increased by Baht 146 million to Baht 761 million, primarily due to specific tax related to the sale of foreclosed properties.

Premise and equipment expenses amounted to Baht 1.4 billion, declining by Baht 93 million. Fee and service expenses decreased by Baht 81 million to Baht 773 million, and contributions to the Financial institution Development Fund also declined by Baht 25 million to Baht 1.1 billion.

Other expenses in the first quarter of 2006 totaled Baht 1.8 billion, a drop of Baht 738 million, with an increase in impairment of foreclosed properties of Baht 1.0 billion, while provisions for off-balance sheet contingencies declined by Baht 744 million and other operating expenses declining by Baht 637 million

When compared with the first quarter of 2005, the Bank's non-interest expenses rose by Baht 1.4 billion, or 20.5 percent, with the significant items as follows:

Personnel expenses increased by Baht 168 million, premises and equipment expenses increased by Baht 191 million. Taxes and duties rose by Baht 99 million while fee and service expenses increased by Baht 247 million. Other expenses rose by Baht 739 million, largely due to an increase in the provision for impairments of foreclosed properties of Baht 832 million, while contributions to the Financial Institution Development Fund declined by Baht 30 million.

**Other expenses**

In the first quarter of 2006, the Bank had corporate income tax expenses of Baht 2.8 billion which resulted in a net profit after tax of Baht 5.2 billion.